Filed by Transatlantic Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Transatlantic Holdings, Inc.
Commission File No.: 1-10545
Transcript of earnings call held by Transatlantic Holdings, Inc. on July 28, 2011.
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CORPORATE PARTICIPANTS
Tom Cholnoky
Transatlantic Holdings, Inc. — SVP, IR
Bob Orlich
Transatlantic Holdings, Inc. — President, CEO
Mike Sapnar
Transatlantic Holdings, Inc. — EVP, COO
Steve Skalicky
Transatlantic Holdings, Inc. — EVP, CFO
CONFERENCE CALL PARTICIPANTS
Cliff Gallant
KBW — Analyst
PRESENTATION
Operator
Good morning, and welcome to the second quarter of 2011, Transatlantic Holdings, Inc., earnings conference call and webcast. All participants will be in listen-only mode. (Operator Instructions)
After today’s presentation, there will be an opportunity to ask questions. (Operator Instructions) Please note this event is being recorded.
I would now like to turn the conference over to Tom Cholnoky, Senior Vice President Investor Relations. Mr. Cholnoky, please go ahead.
Tom Cholnoky - Transatlantic Holdings, Inc. — SVP, IR
Hi. Good morning, and welcome to Transatlantic Holdings earnings conference call to discuss results for the second quarter ended June 30th, 2011.
You can access a copy of our press release and accompanying financial supplement on the Investor Information page of our corporate website at www.transre.com.
Leading today’s call will be Bob Orlich, President and Chief Executive Officer, Mike Sapnar, Chief Operating Officer, and Steve Skalicky, our Chief Financial Officer.
After prepared comments, we will open the call for questions. Before we begin, I note that we will refer to certain non-GAAP financial and operating measures on today’s call. We provide reconciliations of those figures to their most directly comparable GAAP measures in our press release and supplement.
In addition, comments made on today’s call may contain forward-looking statements. These forward-looking statements are based on current assumptions and opinions concerning a variety of known and unknown risks. Actual results may differ materially from those contained in or suggested by such forward-looking statements. Transatlantic’s filings with the Securities and Exchange Commission contain a description of the business environment in which Transatlantic operates and the important factors, risks, and uncertainties that may affect its business and financial results.
Finally, please note that the following communication is not an offer to sell or a solicitation of any offer to buy any securities or a solicitation of any vote or approval. We urge investors and security holders to read the registration statement on form S-4, which was filed by Allied World on

Final Transcript
Jul 28, 2011 / 03:00PM GMT, TRH — Q2 2011 Transatlantic Holdings, Inc. Earnings Conference Call
July 7th, 2011, including in the joint proxy statement, prospectus, and all other relevant documents filed with the SEC or sent to stockholders as they become available because they will contain important information about the proposed merger with Allied World.
We also urge investors and security holders to read our solicitation/recommendation statement on schedule 14D-9, which we filed this morning, as it contains important information about the exchange offer commenced by Validus. In addition, Transatlantic, Allied World, and their respective directors and executive officers may deem — may be deemed to be participants in any solicitation of proxies in connection with a proposed merger with Allied World.
Information regarding the interests of these participants can be found in Transatlantic and Allied World’s most recent proxy statements filed with the SEC, and in the joint proxy statement or prospectus.
With that, I will turn the call over to Bob Orlich.
Bob Orlich - Transatlantic Holdings, Inc. — President, CEO
Thanks, Tom, and good morning, everyone. Before I review our second quarter results, I’d like to first take a moment to briefly address some of the recent M&A activity involving our company. Earlier this morning we filed a schedule 14D-9, and issued a press release announcing that our Board unanimously recommends that stockholders reject Validus’ unsolicited offer and not exchange any of their shares.
I encourage everyone to read the information we filed this morning for details. But I would like to briefly touch on a few key considerations that led the Board to make this determination.
First and most importantly, the Validus exchange offer economically disadvantages Transatlantic shareholders. It does so by setting terms that do not adequately reflect Transatlantic’s contributions to a combined company and also by reducing the value offered to our shareholders via the proposed reserve adjustment.
The Validus offer also results in lower book value per share, both compared to Transatlantic on a standalone basis, as well as in comparison to the Transatlantic-Allied World merger.
Second, the Validus proposal offers inferior long-term value creation potential for Transatlantic stockholders. In the Transatlantic-Allied World merger, Transatlantic stockholders will participate in approximately 58% of the long-term value creation. Whereas, in the Validus proposal, Transatlantic stockholders will participate in approximately 48% of the long-term value creation.
Third, the exchange offer presents significant uncertainty with respect to our rating outcome. Transatlantic’s strong ratings are a competitive advantage for us, given the business we write. And in a combination with Allied World, those ratings would be maintained.
The Validus exchange offer also presents a high level of conditionality resulting in substantial uncertainty for Transatlantic stockholders as to whether it will be completed, and, if completed, when and at what cost.
Because Validus refuses to execute the necessary confidentiality agreement required to conduct mutual due diligence, we are unable to review and analyze Validus’ synergy estimates, the risk profile of the combined company, and many other important aspects of Validus’ business.

Final Transcript
Jul 28, 2011 / 03:00PM GMT, TRH — Q2 2011 Transatlantic Holdings, Inc. Earnings Conference Call
The confidentiality agreement that we asked Validus to sign contains substantially the same terms and conditions that Allied World agreed to, including a standstill, and we believe it is reasonable and appropriate.
In contrast, Validus sent to us a draft confidentiality agreement without a standstill, and that would have allowed Validus to use and publicly disclose Transatlantic’s confidential information for its own purposes.
Also this morning we announced that the Transatlantic Board of Directors has adopted a limited duration, stockholders’ rights plan that we believe will help deter coercive takeover practices, while ensuring that all stockholders receive full and fair value for their shares. The rights plan has a term of one year and a 10% beneficial ownership threshold, and is designed to encourage the fair and equal treatment of Transatlantic stockholders in connection with any initiative to acquire control of the company.
The limited rights plan is not intended to prevent a transaction that is determined by the Board of Directors to be fair, advisable, and in the best interest of all Transatlantic stockholders.
After a careful review with our advisors, our Board of Directors determined that proceeding with the Allied World transaction is the best course of action to deliver value for our shareholders.
Transatlantic remains committed to our agreed-upon merger with Allied World. The Board continues to reaffirm its recommendation of and its declaration of advisability with respect to the Allied World merger agreement.
Now I’d like to return to the main agenda of today’s call, which is to cover the results for the second quarter of 2011.
We ended the quarter with book value per share of $67.76, up almost 5% from the first quarter and nearly 7% from the year-ago second quarter.
Our operating results include net premiums written of just under $1 billion, net operating income per diluted share of $1.28, and annualized operating return on equity of 7.9%. These are solid results given the very active catastrophe environment that we have experienced through the first half of this year.
After tax catastrophe costs were approximately $43 million. This includes the second quarter US tornado activity. It also incorporates additional costs attributable to the February New Zealand earthquake, including recent increases in loss estimates from major players in the region. These increases were partially offset by the impact of lower loss cost estimates from recent catastrophe events in Japan.
Including all of these items, our combined ratio was 99.6% for the quarter, and 123.7% year-to-date. Excluding cats, it was 92.6%, which compares favorably to a year ago. The other data, combined ratio ex-cats is 91.6%, also better than the prior year period.
In short, we are continuing to perform well in a market environment that remains competitive overall, but with intriguing business opportunities in categories where Transatlantic is well positioned, including accident and health and certain property lines.
The catastrophe pricing increases everyone is expecting are materializing, though, at present, the biggest gains are in loss-affected zones.
Transatlantic’s reinsurance strategy in this environment will not change. We are emphasizing selectivity and discipline. We’re leveraging our A-plus rating, our strong client and distribution relationships and our product and geographic diversification to spot the best opportunities.
Now Mike and Steve will offer further insights on the market environment and the quarterly results. Mike.
Mike Sapnar - Transatlantic Holdings, Inc. — EVP, COO
Thank you, Bob, and good morning, everyone. Market conditions have not changed significantly since our first quarter conference call, other than in the property market, where the impact of more than 18 months of cat activity is beginning to have a positive effect on pricing. I’ll cover that, as well as provide some insights on the 7/1 renewals and developments and selected lines that bear watching.
July 1 presented the first major opportunity to gauge market psychology with respect to property cat. As expected, we are seeing rate increases. However, they still primarily apply to loss-affected areas and, in many cases, aren’t as attractive as we expected them to be. Better performing classes in unaffected areas remain resistant to positive rate movement.

Final Transcript
Jul 28, 2011 / 03:00PM GMT, TRH — Q2 2011 Transatlantic Holdings, Inc. Earnings Conference Call
The most active region, no surprise, is within the Pacific rim. We’ve seen some good opportunities at 7/1 in Australia and Japan, both in terms of renewals and new programs. But we have been highly selective focusing on the layers that have shown adequate rate movement.
Despite our selectivity, cat programs in Australia and Japan appear to have been placed without difficulty, indicating that the market appetite remains strong and the capacity is there to meet demand.
In Europe, we’re seeing multi-territory cat cover showing increases of low to high double digits depending on loss activity with increased attachment points. However, these increases have been a long time in coming and, in many cases, aren’t yet adequate.
In the UK, we are seeing clients de-risk their books, buying less cover or co-insuring. These trends are resulting in reinsurance rates that are roughly flat on a risk-adjusted basis. Capacity remains readily available.
Meanwhile, in the US, property cat pricing is gaining upward momentum. For our June and July renewals, rates were up nearly 10% on average on a risk-adjusted basis, with certain programs showing stronger increases and none showing decreases. Overall, property risk pricing is firming in the US, with both reinsurers and primary writers pushing for double digit rate increases.
Marine remains among the stronger short-tail categories, both domestically and in Europe. Our Latin-American operations are seeing similar positive trends in most short-tail lines, especially property and surety.
Looking at the general casualty environment, frequency remains benign and loss cost trends continued to be below expectations. Prices are holding steady with no further rate deterioration. Renewals at 7/1 were flat overall, though there are also opportunities, particularly in international motor, where we have seen material original rate increases.
In our specialty categories, E&O and D&O remain competitive, while both med mal and A&H remain favorable. Our surety, credit, and political risk businesses continue to perform well, despite an uncertain global economic and political environment.
As we’ve talked about previously, we continued to see our larger clients press for rate reductions or higher retentions. Our approach in casualty remains the same — maintain discipline and selectivity when managing the overall mix of our book towards the best opportunities.
In closing, I’ll echo Bob’s comment that our underwriting performance has been pretty solid in a market that continues to offer isolated pockets of opportunity. We think we are well weighted towards where those pockets reside, both from a geographic perspective and in underwriting categories in which we specialize, including property cat and our specialty casualty lines.
Market conditions like those we are seeing can be frustrating for underwriters at times. But for Transatlantic, they also underscore the importance of our experience, our discipline, and our strong risk management culture.
That concludes my comments. And I’ll turn it over now to Steve.
Steve Skalicky - Transatlantic Holdings, Inc. — EVP, CFO
Thank you, Mike. Results for the second quarter of 2011, included after-tax catastrophe costs of $43 million, which is net of $23 million of a tax benefit. I would note that in the year-ago period, we recorded after-tax catastrophe costs of $15 million, which reflects a tax benefit of $12 million.
Second quarter of 2011, also included non-tax deductible merger-related costs of $6.5 million, or approximately $0.10 per share.
Book value per share increased nearly 5% in the quarter to $67.76, at June 30th. Second quarter net operating income totaled $81 million, or $1.28 on a per-share basis, reflecting the estimated catastrophe losses reported in the quarter. Year-ago net operating income was $105 million, or $1.62 per share. Net income in the quarter was $81 million, or $1.28 on a per-share basis, down from net income of $111 million, or $1.70 in the year-ago period.
Our combined ratio was 99.6 for the quarter, versus 96.9 in the year-ago period. Ex-cat, it was 92.6 for the quarter versus 94.1 a year ago.

Final Transcript
Jul 28, 2011 / 03:00PM GMT, TRH — Q2 2011 Transatlantic Holdings, Inc. Earnings Conference Call
Our underwriting performance in the current quarter included $12 million of net favorable reserve development related to losses occurring in prior years. Second quarter 2010 results contained $15 million of favorable reserve development. The six months period favorable reserve development totaled $28 million in 2011, compared to $22 million in 2010.
Net premiums written in the second quarter were inline with our expectations at $997 million, up slightly from the year-ago quarter excluding the foreign exchange effect.
Operating cash flow in the quarter was $164 million. Net investment income was $121 million versus $116 million for the same period in 2010.
At the end of the quarter, 92% of our investment portfolio was invested in fixed maturities with approximately 96% of such securities rated A or better, 71% double A or better. Our fixed income portfolio has an average duration of approximately 3.2 years.
Taking a quick look at the balance sheet, we ended the quarter with total assets of $16.7 billion, loss reserves of $10 billion, and total stockholders equity of $4.2 billion. We currently have $145 million remaining under our share repurchase authorization. There were no shares repurchased during the second quarter.
Now I’ll turn it back over to Bob.
Bob Orlich - Transatlantic Holdings, Inc. — President, CEO
Thanks, Steve. Finally, given that the purpose of today’s call was to discuss Transatlantic’s second quarter earnings results, we ask that you please limit your questions to our financial results. We will be meeting with shareholders over the coming days, and look forward to discussing the benefits of the Transatlantic-Allied World combination at that time. We appreciate your understanding.
With that, we will open up the call for questions. Operator?
QUESTION AND ANSWER
Operator
Thank you. We will now begin the question-and-answer session. (Operator Instructions) At this time, we will pause momentarily to assemble our roster. Our first question is from Cliff Gallant of KBW.
Cliff Gallant - KBW — Analyst
Good morning. Just a quick question, and I’m sorry if you covered this in your prepared remarks. The — do you have any comment in terms of what the impact of a default by the US Government would be here on your investment portfolio or business otherwise?
Steve Skalicky - Transatlantic Holdings, Inc. — EVP, CFO
Well, obviously, there’s a lot of talk about what would happen and where the US Government and Congress and the President are heading with that. We’ve looked at our portfolio, and I’m sure that everyone else that has a fixed income portfolio has been through it. Yes, the expectations are is that there may be an early impact, but after the initial reaction you’re probably going to come back to an area that’s probably not too different than where we are today.
So we haven’t made any drastic moves in anticipation or possible anticipation of that occurring, if it does occur.
Cliff Gallant - KBW — Analyst
Okay. Thank you.

Final Transcript
Jul 28, 2011 / 03:00PM GMT, TRH — Q2 2011 Transatlantic Holdings, Inc. Earnings Conference Call
Operator
(Operator Instructions) This concludes our question-and-answer session. I would like to turn the conference back over to Bob Orlich for any closing remarks.
Bob Orlich — Transatlantic Holdings, Inc. — President, CEO
Thank you, Operator. We look forward to speaking with all of you again next quarter. And thanks again for joining us. Have a good day.
Operator
The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.